UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

September, 2008

Barclays PLC and
Barclays Bank PLC
(Names of Registrants)

1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Offices)

 Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

      Form 20-F x     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays
Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

EXHIBIT INDEX

1.     FRN Variable Rate Fix 04 September, 2008
2.     Investor Conference Speech 08 September, 2008
3.     FRN Variable Rate Fix 09 September, 2008
4.     FRN Variable Rate Fix 09 September, 2008
5.     FRN Variable Rate Fix 09 September, 2008
6.     FRN Variable Rate Fix 15 September, 2008
7.     FRN Variable Rate Fix 16 September, 2008
8.     FRN Variable Rate Fix 16 September, 2008
9.     FRN Variable Rate Fix 16 September, 2008
10.   Partial Early Repurchase 17 September, 2008
11.   Partial Early Repurchase 17 September, 2008
12.   Form 6-K 18 September, 2008
13.   Interim Report 18 September, 2008
14.   FRN Variable Rate Fix 18 September, 2008
15.   Partial Early Repurchase 19 September, 2008
16.   Partial Early Repurchase 19 September, 2008
17.   Partial Early Repurchase 23 September, 2008
18.   Partial Early Repurchase 23 September, 2008
19.   Partial Early Repurchase 23 September, 2008
20.   Full Early Repurchase 23 September, 2008
21.   Full Early Repurchase 23 September, 2008
22.   Partial Early Repurchase 23 September, 2008
23.   Full Early Repurchase 23 September, 2008
24.   FRN Variable Rate Fix 24 September, 2008
25.   Partial Early Repurchase - Amendment 24 September, 2008
26.   Total Voting Rights 30 September, 2008

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                     BARCLAYS PLC
                                                     (Registrant)

Date: October 01, 2008
       By:   /s/ Patrick Gonsalves
                                                         ----------------------
                                                         Patrick Gonsalves
                                                         Deputy Secretary

                                                     BARCLAYS BANK PLC
                                                     (Registrant)

Date: October 01, 2008
                      By:   /s/ Patrick Gonsalves
                                                         ----------------------
                                                         Patrick Gonsalves
                                                         Joint Secretary

Exhibit 1

FRN Variable Rate Fix

Barclays Bank PLC

As Agent Bank, please be advised of the following rate determined on: 04-Sep-2008

Issue                   ¦ Barclays Bank Plc - Series 138
                          AUD 150,000,000.00 Subordinated FRN Due 2013
ISIN Number             ¦ XS0175471944
Common Code / 144A      ¦
ISIN
Issue Nomin AUD         ¦ 150,000,000.00
Period                  ¦ 04-Sep-2008 to 04-Dec-2008     Payment Date 04-Dec-2008
Number of Days          ¦ 91
Rate                    ¦ 8.165
Denomination AUD        ¦ 1,000.00 ¦ 10,000.00 ¦ 100,000.00

Amount Payable per      ¦ 20.36 ¦ Pok203.57 ¦ 2,035.66
Denomination

Bank of New York
Rate Fix Desk Telephone            ¦ 44 1202 689580

Corporate Trust Services Facsimile ¦ 44 1202 689601

Exhibit 2

8 September 2008

BARCLAYS
 PLC

Bob Diamond
speaks at
New York
 investor conference

Robert E Diamond Jr., President of Barclays PLC, will make reference to the performance and prospects of Barclays investment banking and investment management businesses at the Lehman Brothers Global Financial Services investor conference in New York today.

A copy of Mr Diamond’s presentation and remarks, which contain no material new information, will be available for viewing from later today in the investor relations section of the Barclays Group website.

For further information please contact:

Investor Relations

                          Media Relations

Mark Merson

                             Alistair Smith
+44 (0) 20 7116 5752

                      +44 (0)
20 7116 6132

John McIvor

Ebony Kenny
+44 (0) 20 7116 2929

                      +44 (0) 20 7116 6
217

About Barclays

Barclays is a major global financial services provider engaged in retail and commercial banking, credit cards, investment banking, wealth management and investment management services with an extensive international presence in Europe, the
United States
, Africa and
Asia
. With over 300 years of history and expertise in banking, Barclays operates in over 50 countries and employs approximately 147,000 people. Barclays moves, lends, invests and protects money for over 42 million customers and clients worldwide. For further information about Barclays, please visit our website
http://www.barclays.com
.

Exhibit 3

Barclays Bank PLC

Re: WOOLWICH
    GBP 55000000
    MATURING: 07-Dec-2009
    ISIN: XS0098120677

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
08-Sep-2008 TO 08-Dec-2008 HAS BEEN FIXED AT 5.887000 PCT

DAY BASIS: ACTUAL/365(PROP)

INTEREST PAYABLE VALUE 08-Dec-2008 WILL AMOUNT TO:
GBP 1463.71 PER GBP 100000 DENOMINATION

Exhibit 4

Barclays Bank PLC

As Agent Bank, please be advised of the following rate determined on: 09-Sep-2008

Issue                               ¦ Barclays Bank Plc - Series 155
                                      USD 500,000,000.00 Callable Subordinated FRN Due 2017
ISIN Number                         ¦ XS0229313696
Common Code / 144A                  ¦
ISIN
Issue Nomin USD                     ¦ 500,000,000.00
Period                              ¦ 11-Sep-2008 to 11-Dec-2008               Payment Date 11-Dec-2008
Number of Days                      ¦ 91
Rate ¦ 3.01813
Denomination USD                    ¦ 1,000.00 ¦ 10,000.00 ¦ 100,000.00

Amount Payable per                  ¦ 7.63 ¦ Pok76.29 ¦ 762.92
Denomination

Bank of New York
Rate Fix Desk Telephone            ¦ 44 1202 689580
Corporate Trust Services Facsimile ¦ 44 1202 689601

Exhibit 5

Barclays Bank PLC

As Agent Bank, please be advised of the following rate determined on: 09-Sep-2008

Issue                             ¦ Barclays Bank Plc - Series 127
                                    USD 1,000,000,000.00 Subordinated FRN Due 2013
 ISIN Number                      ¦ XS0164254780
Common Code / 144A                ¦
ISIN
Issue Nomin USD                   ¦ 1,000,000,000.00
Period                            ¦ 11-Sep-2008 to 11-Dec-2008                 Payment Date 11-Dec-2008
Number of Days                    ¦ 91
Rate                              ¦ 3.76813
Denomination USD                  ¦ 1,000.00 ¦ 10,000.00 ¦ 100,000.00
Amount Payable per                ¦ 9.52     ¦ Pok95.25  ¦ 952.50
Denomination

Bank of New York
Rate Fix Desk Telephone            ¦ 44 1202 689580
Corporate Trust Services Facsimile ¦ 44 1202 689601

Exhibit 6

Barclays Bank PLC

As Agent Bank, please be advised of the following rate determined on:

15-Sep-2008
Issue                             ¦ Barclays Bank Plc - Series 114
                                    GBP 44,000,000.00 Callable Subordinated FRN Due Mar-2012
ISIN Number                       ¦ XS0144725255
Common Code / 144A                ¦
ISIN
Issue Nomin GBP                   ¦ 44,000,000.00
Period                            ¦ 15-Sep-2008 to 15-Dec-2008                         Payment Date 15-Dec-2008
Number of Days                    ¦ 91
Rate                              ¦ 6.615
Denomination GBP                  ¦ 100,000.00     ¦           ¦

Amount Payable per                ¦ 1,644.71       ¦           ¦
Denomination

Bank of New York
Rate Fix Desk Telephone           ¦ 44 1202 689580

Corporate Trust Services Facsimile¦ 44 1202 689601

Exhibit 7

Barclays Bank PLC

As Agent Bank, please be advised of the following rate determined on: 16-Sep-2008

Issue                             ¦ Barclays Bank PLC - Series 145
GBP 45,000,000.00 FRN Due 2009
ISIN Number                       ¦ XS0188531247
Common Code / 144A                ¦
ISIN
Issue Nomin GBP                   ¦ 45,000,000.00
Period                            ¦ 16-Sep-2008 to 16-Dec-2008                        Payment Date 16-Dec-2008
Number of Days                    ¦ 91
Rate ¦ 5.83125
Denomination GBP                  ¦ 10,000.00     ¦            ¦

Amount Payable per                ¦ 145.38        ¦            ¦
Denomination

Bank of New York
Rate Fix Desk Telephone            ¦ 44 1202 689580
Corporate Trust Services Facsimile ¦ 44 1202 689601

Exhibit 8

Barclays Bank PLC

Re: BARCLAYS BANK PLC.
    GBP 1,000,000,000.00
    MATURING: 16-Jun-2011
    ISIN: XS0372547975

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
16-Sep-2008 TO 16-Oct-2008 HAS BEEN FIXED AT 5.951250 PCT

DAY BASIS: ACTUAL/365(FIX)

INTEREST PAYABLE VALUE 16-Oct-2008 WILL AMOUNT TO:

GBP 244.57 PER GBP 50,000.00 DENOMINATION

Exhibit 9

Barclays Bank PLC

Re: BARCLAYS BANK PLC.
    GBP 1,000,000,000.00
    MATURING: 16-Dec-2011
    ISIN: XS0372548197

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD

16-Sep-2008 TO 16-Oct-2008 HAS BEEN FIXED AT 6.001250 PCT
DAY BASIS: ACTUAL/365(FIX)

INTEREST PAYABLE VALUE 16-Oct-2008 WILL AMOUNT TO:

GBP 246.63 PER GBP 50,000.00 DENOMINATION

Exhibit 10

BARCLAYS BANK PLC

Please be advised the following issue has been repurchased for USD 100,000 on
16th September 2008

Issue: Barclays Bank - Series: 7325 - ISIN: XS0271073206 - Maturity Date: 30th
October 2008 - O/S Nominal: USD 7,200,000

The outstanding balance will therefore be USD 7,100,000

Please amend your records accordingly.

Exhibit 11

Barclays Bank PLC

Please be advised the following issue has been repurchased for USD 1,000,000 on
16th September 2008

Issue: Barclays Bank - Series: 10536 - ISIN: XS0321988999 - Maturity Date: 20th
September 2010 - O/S Nominal: USD 2,000,000

The outstanding balance will therefore be USD 1,000,000

Please amend your records accordingly.

Exhibit 12

Date:
18
th
 September
 2008

Re:

Form 6-K Report of Foreign Private Issuer dated
7
th
 August 2008
.

Listing Agent: J&E Davy
Telephone: 00353 1 614 8933

This announcement has been issued through the Companies Announcement Service of
The Irish Stock Exchange.

Exhibit 13

Date:
18
th
 September
 2008

Re:

Interim Report for the period ended
30
th
 June 2008
.

Listing Agent: J&E Davy
Telephone: 00353 1 614 8933

This announcement has been issued through the Companies Announcement Service of
The Irish Stock Exchange.

Exhibit 14

Barclays Bank PLC

As Agent Bank, please be advised of the following rate determined on:
18-Sep-2008

Issue                             ¦ Barclays Bank PLC - Series 86
                                    EUR 100,000,000.00 Subordinated FRN Due 01-Mar-2021
ISIN Number                       ¦ XS0126504421
Common Code / 144A                ¦
ISIN
Issue Nomin EUR                   ¦ 100,000,000.00
Period                            ¦ 22-Sep-2008 to 22-Dec-2008                   Payment Date 22-Dec-2008
Number of Days                    ¦ 91
Rate                              ¦ 5.461
Denomination EUR                  ¦ 10,000.00         ¦               ¦

Amount Payable per                ¦ 138.04            ¦               ¦
Denomination

Bank of New York
Rate Fix Desk Telephone            ¦ 44 1202 689580
Corporate Trust Services Facsimile ¦ 44 1202 689601

Exhibit 15

Barclays PLC

Barclays - Series SN13699 - XS0373665792 - Maturity Date 30/06/10 - O/S Nominal
5,000,000

Please be advised the following issue has been repurchased for EUR 2,950,000 on
30/06/10

The outstanding balance will therefore be EUR 2,050,000

Please amend your records accordingly.

Exhibit 16

Barclays PLC

Please be advised the following issue has been repurchased for EUR 150,000 on 17
Sep 08

Barclays - SN13655 - XS0373067387 - Maturity Date-02 Aug 10 - O/S Nominal - EUR
                  2,850,000

The outstanding balance will therefore be EUR 2,700,000

Please amend your records accordingly.

Exhibit 17

Barclays PLC

Barclays Series SN13828 ISIN XS0376215520 Maturity Date 26/07/2011 - O/S Nominal
                                 Euro 3,950,000

Please be advised the following issue has been repurchased for Euro 250,000 on
23/09/08

The outstanding balance will therefore be Euro 3,700,000

Please amend your records accordingly.

Exhibit 18

Barclays PLC

Barclays Series 8032 ISIN XS00284694030 Maturity Date 23/02/2009 - O/S Nominal
                               Euro 439,500,000.00

Please be advised the following issue has been repurchased for CZK 1,500,000.00 on 23/09/08

The outstanding balance will therefore be CZK 438,000,000.00

Please amend your records accordingly.

Exhibit 19

Barclays PLC

Please be advised the following issue has been repurchased for EUR 100,000 on
22nd September 2008

Issue: Barclays Bank - Series: SN13655 - ISIN: XS0373067387 - Maturity Date: 2nd
                    August 2010 - O/S Nominal: EUR 2,700,000

The outstanding balance will therefore be EUR 2,600,000

Please amend your records accordingly.

Exhibit 20

Barclays Bank PLC

Please be advised the following issue has been repurchased for GBP 10,000,000 on
19th September 2008

Issue: Barclays Bank - Series: S341 - ISIN: XS0321018797 - Maturity Date: 22nd
       September 2008 - Clearer: Clearstream - O/S Nominal: GBP 10,000,000

The outstanding balance will therefore be GBP - zero

Please amend your records accordingly.

Exhibit 21

Barclays Bank PLC

Please be advised the following issue has been repurchased for GBP 15,000,000 on
19th September 2008

Issue: Barclays Bank Plc - Series: S342 - ISIN: XS0321098377 - Maturity Date:

22nd September 2008 - Clearer: Clearstream - O/S Nominal: GBP 15,000,000

The outstanding balance will therefore be GBP - zero

Please amend your records accordingly.

Exhibit 22

Barclays Bank PLC

Please be advised the following issue has been repurchased for EUR 850,000 on
22nd September 2008

Issue: Barclays Bank - Series: SN13828 - ISIN: XS0376215520 - Maturity Date:

26th July 2011 - O/S Nominal: EUR 3,950,000

The outstanding balance will therefore be EUR 3,100,000

Please amend your records accordingly.

Exhibit 23

Barclays Bank PLC

Barclays Bank Plc - ISIN XS0335303235

Maturity Date 24 Dec 2017 - O/S Nominal USD 10,000,000

Please be advised the following issue has been called due to early redemption on
24 Sep 08

The outstanding balance will therefore be zero

Please amend your records accordingly.

Exhibit 24

Barclays Bank PLC

As Agent Bank, please be advised of the following rate determined on: 23-Sep-2008

Issue                                      ¦ Barclays Bank PLC - Series 146
                                             GBP 65,000,000.00 FRN Due 2009
ISIN Number                                ¦ XS0194177944
Common Code / 144A                         ¦
ISIN
Issue Nomin GBP                            ¦ 65,000,000.00
Period                                     ¦ 23-Sep-2008 to 23-Dec-2008                 Payment Date 23-Dec-2008
Number of Days                             ¦ 91
Rate                                       ¦ 6.075
Denomination GBP                           ¦ 10,000.00          ¦            ¦

Amount Payable per                         ¦ 151.46             ¦            ¦
Denomination

Bank of New York
Rate Fix Desk Telephone            ¦ 44 1202 689580
Corporate Trust Services Facsimile ¦ 44 1202 689601

Exhibit 25

Barclays PLC

Barclays Series 13297 ISIN XS0368739065 Maturity Date 24/06/2010 - O/S Nominal
                                Euro 4,935,000.00

Please be advised the following issue has been repurchased for Euro 300,000 on
23/09/08

The outstanding balance will thererfore be Euro 4,625,000.00

Please amend your records accordingly.

Exhibit 26

30 September
 2008

Barclays PLC - Voting Rights and Capital

In conformity with the
Disclosure and Transparency Rules
,
Barclays PLC's
issued share
capital consists
 of

8,370,442,884

ordinary shares with voting rights
as at
2
9

September

2008
. There are no ordinary shares held in Treasury.

The above figure (
8,370,442,884
) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Barclays PLC under the FSA's Disclosure and Transparency Rules.